**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece

04046763

**BY COURIER**

No/Date : F/D1 : 803/25.11.04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL



**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 9M 2004 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Press Release of 9M 2004 results (IFRS)

PPC's 9M 2004 financial results

**ATHENS, NOVEMBER 25 2004**

**PPC's 9M 2004 financial results:**

**Revenues increased by 4,9%**

**Net debt was reduced by 5,1% [1]**

- Total revenues grew by 4,9% as compared to 9M 2003 and amounted to € 3.078 m. Revenues from energy sales increased by 4,7%, due to relatively mild weather conditions and to export restrictions in order to secure maximum reserve capabilities for the Olympic Games.

- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 3,1% from € 901.6 m to € 929.5 m and Operating Profit by 2,7% from € 499.9 m to € 513.5 m, mainly due to revenue growth. Earnings growth of Q3 '04 was impacted by one–off costs, amounting to approximately € 60 m, related to the Olympic Games.

- EBITDA margin reached 30,2% compared to 30,7% in the 9M 2003.

- Total Financial Expenses increased by 19,1% due to negative Foreign Exchange Differences of € 13,5 m, compared to the corresponding positive figure of € 34,2 m in 9M 2003.

- The share of loss in associated companies decreased to € 9,9m from € 26,8 m, in 9M 2003 and corresponds to PPC's investment in Tellas S.A., the telecommunications company.

- As a consequence, Profit before tax decreased by 0,8%, from € 411.3 m to € 408 m and Net Income declined by 1,6% to € 256,3 m from € 260,5 m. Earnings per share decreased from € 1.12 to € 1.10.

- Capital expenditure amounted to € 537,1m and includes the cost of Olympic projects.

- Compared to September 2003, net debt was reduced by € 203 m, or 5,1%, to € 3.798,4 m from € 4.001,4m.

- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition and constrained hiring, to approximately 27.790, as compared to approximately 28.120 employees, at the end of 9M 2003.

**[1]** The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

**Summary Financials (Euro m)**

| | 9M/ 2004 | 9M/ 2003 | Δ (%) |
|---|---|---|---|
| Total Revenues | 3.078,4 | 2.935,0 | 4,9% |
| EBITDA | 929,5 | 901,6 | 3,1% |
| EBITDA Margin | 30,2% | 30,7% | -1,7% |
| Profit from Operations (EBIT) | 513,5 | 499,9 | 2,7% |
| EBIT Margin | 16,7% | 17,0% | -2,1% |
| Net Income | 256,3 | 260,5 | -1,6% |
| EPS (in Euro) | 1,10 | 1,12 | -1,8% |
| No. of Shares (m) | 232 | 232 | - |
| Net Debt | 3.798,4 | 4.001,4 | -5,1% |

**Public Power Corporation's Chief Executive, Stergios Nezis, said**: "Nine month results were impacted by the extraordinary costs related to the 2004 Olympic Games, which amounted to approximately € 60 million. These extra costs reflect PPC's contribution to the successful organization of the Games. Should this contribution be excluded net profits would have increased by 13%. I am therefore pleased to note that PPC continues demonstrating a solid financial performance to the benefit of its stakeholders".

**For further information, please contact**:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.

**Summary Profit & Loss (Euro m)**

| | 9M/ 2004 Unaudited | 9M /2003 Unaudited | Δ (%) |
|---|---|---|---|
| Total Revenues | 3.078,4 | 2.935,0 | 4,9% |
| Total Operating Expenses (excl. depreciation) | 2.148,9 | 2.033,4 | 5,7% |
| Total Payroll Expenses | 853,1 | 815,8 | 4,6% |
| Total Fuel Expenses | 547,1 | 585,7 | -6,6% |
| Energy Purchases | 146,3 | 113,4 | 29,0% |
| Transmission System Usage | 192,0 | 184,7 | 4,0% |
| Other Operating Expenses | 410,4 | 333,8 | 22,9% |
| (EBITDA) | 929,5 | 901,6 | 3,1% |
| EBITDA Margin (%) | 30,2% | 30,7% | -1,7% |
| Depreciation & Amortization | 416,0 | 401,7 | 3,6% |
| Profit from Operations (EBIT) | 513,5 | 499,9 | 2,7% |
| EBIT margin (%) | 16,7% | 17,0% | -2,1% |
| Total Financial Expenses | 105,5 | 88,6 | 19,1% |
| - Net Financial Expenses | 93,8 | 115,6 | -18,9% |
| - Foreign Currency Gains/(Losses) | -13,5 | 34,2 | -139,5% |
| - Other Income | 11,7 | 19,6 | -40,3% |
| - Share of loss in associated companies | 9,9 | 26,8 | -63,1% |
| Pre-tax Profits | 408,0 | 411,3 | -0,8% |
| Net Income | 256,3 | 260,5 | -1,6% |
| EPS (in Euro) | 1,10 | 1,12 | -1,8% |

**Summary Balance Sheet and Capex (Euro m)**

| | 9M/2004 | 9M/2003 | Δ (%) |
|---|---|---|---|
| Net Debt | 3.798,4 | 4.001,4 | -5,1% |
| Total Equity | 3.581,1 | 3.435,2 | 4,2% |
| Capital Expenditure | 537,1 | 490,4 | 9,5% |
| | | | |

---

END

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece

**BY COURIER**

No/Date : F/D1 : 803/25.11.04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 9M 2004 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Press Release of 9M 2004 results (IFRS)

PPC's 9M 2004 financial results

**ATHENS, NOVEMBER 25 2004**

**PPC's 9M 2004 financial results:**

**Revenues increased by 4,9%**

**Net debt was reduced by 5,1% [1]**

- Total revenues grew by 4,9% as compared to 9M 2003 and amounted to € 3.078 m. Revenues from energy sales increased by 4,7%, due to relatively mild weather conditions and to export restrictions in order to secure maximum reserve capabilities for the Olympic Games.
- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 3,1% from € 901.6 m to € 929.5 m and Operating Profit by 2,7% from € 499.9 m to € 513.5 m, mainly due to revenue growth. Earnings growth of Q3 '04 was impacted by one–off costs, amounting to approximately € 60 m, related to the Olympic Games.
- EBITDA margin reached 30,2% compared to 30,7% in the 9M 2003.
- Total Financial Expenses increased by 19,1% due to negative Foreign Exchange Differences of € 13,5 m, compared to the corresponding positive figure of € 34,2 m in 9M 2003.
- The share of loss in associated companies decreased to € 9,9m from € 26,8 m, in 9M 2003 and corresponds to PPC's investment in Tellas S.A., the telecommunications company.
- As a consequence, Profit before tax decreased by 0,8%, from € 411.3 m to € 408 m and Net Income declined by 1,6% to € 256,3 m from € 260,5 m. Earnings per share decreased from € 1.12 to € 1.10.
- Capital expenditure amounted to € 537,1m and includes the cost of Olympic projects.

- Compared to September 2003, net debt was reduced by € 203 m, or 5,1%, to € 3.798,4 m from € 4.001,4m.

- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition and constrained hiring, to approximately 27.790, as compared to approximately 28.120 employees, at the end of 9M 2003.

**[1]** The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

**Summary Financials (Euro m)**

| | 9M/ 2004 | 9M/ 2003 | Δ (%) |
|---|---|---|---|
| Total Revenues | 3.078,4 | 2.935,0 | 4,9% |
| EBITDA | 929,5 | 901,6 | 3,1% |
| EBITDA Margin | 30,2% | 30,7% | -1,7% |
| Profit from Operations (EBIT) | 513,5 | 499,9 | 2,7% |
| EBIT Margin | 16,7% | 17,0% | -2,1% |
| Net Income | 256,3 | 260,5 | -1,6% |
| EPS (in Euro) | 1,10 | 1,12 | -1,8% |
| No. of Shares (m) | 232 | 232 | - |
| Net Debt | 3.798,4 | 4.001,4 | -5,1% |

**Public Power Corporation's Chief Executive, Stergios Nezis, said**: "Nine month results were impacted by the extraordinary costs related to the 2004 Olympic Games, which amounted to approximately € 60 million. These extra costs reflect PPC's contribution to the successful organization of the Games. Should this contribution be excluded net profits would have increased by 13%. I am therefore pleased to note that PPC continues demonstrating a solid financial performance to the benefit of its stakeholders".

**For further information, please contact**:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.

**Summary Profit & Loss (Euro m)**

| | 9M/ 2004 Unaudited | 9M /2003 Unaudited | Δ (%) |
|---|---|---|---|
| Total Revenues | 3.078,4 | 2.935,0 | 4,9% |
| Total Operating Expenses (excl. depreciation) | 2.148,9 | 2.033,4 | 5,7% |
| Total Payroll Expenses | 853,1 | 815,8 | 4,6% |
| Total Fuel Expenses | 547,1 | 585,7 | -6,6% |
| Energy Purchases | 146,3 | 113,4 | 29,0% |
| Transmission System Usage | 192,0 | 184,7 | 4,0% |
| Other Operating Expenses | 410,4 | 333,8 | 22,9% |
| (EBITDA) | 929,5 | 901,6 | 3,1% |
| EBITDA Margin (%) | 30,2% | 30,7% | -1,7% |
| Depreciation & Amortization | 416,0 | 401,7 | 3,6% |
| Profit from Operations (EBIT) | 513,5 | 499,9 | 2,7% |
| EBIT margin (%) | 16,7% | 17,0% | -2,1% |
| Total Financial Expenses | 105,5 | 88,6 | 19,1% |
| - Net Financial Expenses | 93,8 | 115,6 | -18,9% |
| - Foreign Currency Gains/(Losses) | -13,5 | 34,2 | -139,5% |
| - Other Income | 11,7 | 19,6 | -40,3% |
| - Share of loss in associated companies | 9,9 | 26,8 | -63,1% |
| Pre-tax Profits | 408,0 | 411,3 | -0,8% |
| Net Income | 256,3 | 260,5 | -1,6% |
| EPS (in Euro) | 1,10 | 1,12 | -1,8% |

**Summary Balance Sheet and Capex (Euro m)**

| | 9M/2004 | 9M/2003 | Δ (%) |
|---|---|---|---|
| Net Debt | 3.798,4 | 4.001,4 | -5,1% |
| Total Equity | 3.581,1 | 3.435,2 | 4,2% |
| Capital Expenditure | 537,1 | 490,4 | 9,5% |
| | | | |

---

END

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece

**BY COURIER**

No/Date : F/DIC/804/25.11.04



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding bonus shares of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement regarding bonus shares of PPC S.A.

**PUBLIC POWER CORPORATION S.A.**

## Announcement regarding bonus shares of PPC S.A.

Public Power Corporation S.A. (PPC) is to distribute bonus shares to 3,595 shareholders-employees who held for twelve (12) months the shares they obtained through the placement to employees of the Company in October 2003.

The ratio of bonus shares distribution is one share for each ten shares, and up to a maximum number of 200 bonus shares per individual investor (PPC's employee) who held their PPC shares still on October 29, 2004, marking the completion of a stock trading period of twelve months. The total amount of shares to be distributed is 117,285 pieces, of a total 232,000,000 PPC shares. The Hellenic Republic will distribute the shares to beneficiaries over the counter on November 30, 2004.

Athens, November 25,2004

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece

**BY COURIER**

No/Date : F/01 : 804/25.11.04.

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding bonus shares of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding bonus shares of PPC S.A.

**PUBLIC POWER CORPORATION S.A.**

## Announcement regarding bonus shares of PPC S.A.

Public Power Corporation S.A. (PPC) is to distribute bonus shares to 3,595 shareholders-employees who held for twelve (12) months the shares they obtained through the placement to employees of the Company in October 2003.

The ratio of bonus shares distribution is one share for each ten shares, and up to a maximum number of 200 bonus shares per individual investor (PPC's employee) who held their PPC shares still on October 29, 2004, marking the completion of a stock trading period of twelve months. The total amount of shares to be distributed is 117,285 pieces, of a total 232,000,000 PPC shares. The Hellenic Republic will distribute the shares to beneficiaries over the counter on November 30, 2004.

Athens, November 25,2004

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece

**BY COURIER**

No/Date : F/Di : 807/26.11.04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA



**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Condensed Balance Sheet as at September 30,2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at September 30,2004 of PPC GROUP OF COMPANIES.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- The Condensed Balance Sheet as at September 30,2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at September 30,2004 of PPC GROUP OF COMPANIES.

# PUBLIC POWER CORPORATION S.A.

## CONDENSED BALANCE SHEET AS AT SEPTEMBER 30, 2004
## (Amounts in thousands Euro)

| | 09/30/2004 | 09/30/2003 |
|---|---|---|
| **ASSETS** | | |
| B. INSTALLATION COSTS | 29.982 | 31.306 |
| Less: Accumulated depreciation | 21.581 | 25.055 |
| Net book value | 8.401 | 6.251 |
| C. FIXED ASSETS | | |
| I, II. INTANGIBLE & TANGIBLE ASSETS | 17.543.539 | 16.825.392 |
| Less: Accumulated depreciation and amortization | 8.442.557 | 7.720.669 |
| Net book value | 9.100.982 | 9.104.723 |
| III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS | 12.489 | 7.978 |
| TOTAL FIXED ASSETS | 9.113.471 | 9.112.701 |
| D. CURRENT ASSETS | | |
| I. Inventories | 565.892 | 557.878 |
| II. Customers | 421.814 | 387.275 |
| II. Other Receivables | 175.288 | 131.504 |
| III. Marketable Securities | 9.147 | 8.945 |
| IV. Cash at Banks and in Hand | 24.842 | 28.055 |
| TOTAL CURRENT ASSETS | 1.196.983 | 1.113.657 |
| E. PREPAYMENTS AND ACCRUED INCOME | 267.244 | 252.144 |
| TOTAL ASSETS | 10.586.099 | 10.484.753 |
| DEBIT MEMO ACCOUNTS | 1.347.373 | 2.576.314 |

| | 09/30/2004 | 09/30/2003 |
|---|---|---|
| **LIABILITIES & SHAREHOLDERS' EQUITY** | | |
| A. SHAREHOLDERS' EQUITY | | |
| I. Share capital | 1.067.200 | 1.067.200 |
| II. Share Premium | 115.754 | 115.754 |
| III. Revaluation reserves & investment grants | 1.393.092 | 1.246.798 |
| IV. Reserves | 547.800 | 532.280 |

| | | |
|---|---|---|
| Special reserve, Law 2941/01 | 1.426.731 | 1.426.731 |
| Profits for the period before tax | 341.071 | 328.112 |
| Profits from previous years | 28.211 | 6.351 |
| TOTAL SHAREHOLDERS' EQUITY | 4.919.859 | 4.723.226 |
| B. PROVISIONS FOR CONTINGENCIES AND EXPENSES | 613.396 | 562.783 |
| C. LIABILITIES | | |
| I. Long term liabilities | | |
| Bonds and bank loans | 3.270.686 | 3.436.766 |
| Other long term liabilities | 379.245 | 362.858 |
| | 3.649.931 | 3.799.624 |
| II. CURRENT LIABILITIES | | |
| Suppliers | 181.019 | 163.478 |
| Bonds and bank loans, short term portion | 531.669 | 397.868 |
| Taxes, duties and social security funds | 77.013 | 63.109 |
| Other liabilities | 455.589 | 597.821 |
| | 1.245.290 | 1.222.276 |
| TOTAL LIABILITIES | 4.895.221 | 5.021.900 |
| D. ACCRUALS AND DEFERRED INCOME | 157.623 | 176.844 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 10.586.099 | 10.484.753 |
| CREDIT MEMO ACCOUNTS | 1.347.373 | 2.576.314 |

**PUBLIC POWER CORPORATION S.A.**

**CONDENSED STATEMENT OF INCOME**

**FOR THE PERIOD 01/01/2004-09/30/2004**

**(Amounts in thousands Euro)**

| | 01/01/2004 - 09/30/2004 | 01/01/2003 -09/30/2003 |
|---|---|---|
| Sales | 3.089.576 | 2.923.236 |
| Less: Cost of sales | 2.330.276 | 2.195.639 |
| Gross operating results | 759.300 | 727.597 |
| Plus: other operating income | 112.088 | 96.206 |
| Total | 871.388 | 823.803 |
| Less: Administrative expenses | 111.405 | 104.160 |
| Research and development costs | 28.554 | 26.072 |
| Selling expenses | 264.075 | 256.586 |
| Subtotal | 467.354 | 436.985 |
| Less: Financial expenses, net | 119.711 | 156.765 |
| Total operating profit | 347.643 | 280.220 |
| Plus: Extraordinary income | 31.786 | 108.972 |
| Less: Extraordinary expenses | 38.358 | 61.080 |

| | | |
|---|---|---|
| RESULT FOR THE PERIOD BEFORE TAX | 341.071 | 328.112 |

Athens, November 26, 2004

| THE CHAIRMAN OF THE BOARD | THE MANAGING DIRECTOR | THE CHIEF ACCOUNTANT |
|---|---|---|
| **I. D. PALAIOKRASSAS** | **ST. NEZIS** | **EL. EXAKOUSTIDIS** |
| ID.C.N. A 084031 | ID.C.N. Ξ 305492 | ID.C.N. T 157094 |

# Cash Flow Statement of PUBLIC POWER CORPORATION S.A.

**(of the period 01/01/2004-30/09/2004)**

**COMPANIES REGISTER.: 47829/06/B/00/2**

| A/A | | BREAKDOWN | amounts in thousands € 30/09/2004 |
|---|---|---|---|
| A | | **Cash flows from operating activities** | |
| A | 100 | **Cash inflows** | |
| | 101 | Sales | 3.089.575 |
| | 102 | Other operating income | 25.321 |
| | 103 | Extraordinary and non-operating income | 9.323 |
| | 104 | Income from previous fiscal years | 1.882 |
| | 105 | Interest income | 12.420 |
| | 106 | Income from securities | 694 |
| | 107 | Sale of securities | 0 |
| | 108 | Decrease in receivables | 0 |
| | | **Less:** | |
| | 109 | Purchase of securities | 0 |
| | 110 | Increase of receivables | 56.259 |
| | | **Total cash inflows (A100)** | **3.082.956** |
| A | 200 | **Cash outflows** | |
| | 201 | Cost of goods sold (less depreciation and provisions) | 1.787.448 |
| | 202 | Administrative expenses | 102.866 |
| | 203 | Research & development expenses | 26.421 |
| | 204 | Selling expenses | 253.188 |
| | 205 | Non operating expenses | 0 |
| | 206 | Other expenses | 25.701 |
| | 207 | Increase of inventory | 0 |
| | 208 | Increase of prepayments and accrued income | 27.762 |
| | 209 | Decrease in accruals and deferred income | 0 |
| | 210 | Decrease in short - term liabilities (excluding banks) | 34.033 |

| | | | |
|---|---|---|---|
| | | **Less:** | |
| | 211 | Decrease in inventory | -17.626 |
| | 212 | Decrease in prepayments and accrued income | 0 |
| | 213 | Increase of accruals and deferred income | 70.471 |
| | 214 | Increase of short - term liabilities (excluding banks) | 0 |
| | | **Total cash outflows (A200)** | **2.204.574** |
| **A** | **300** | **Tax cash outflows** | |
| | 301 | Income tax | 0 |
| | 302 | Taxes not incorporated in operating cost | 0 |
| | 303 | Tax differences from tax audits | 0 |
| | 304 | Decrease in taxes and duties liabilities | 198.239 |
| | | **Less:** | |
| | 305 | Increase of taxes and duties liabilities | 0 |
| | | **Total tax cash outflows (A300)** | **198.239** |
| | | **Cash flows from operating activities (algebraic sum A100-A200-A300=A)** | **680.143** |
| **B** | | **Cash flows from investing activities** | |
| **B** | **100** | **Cash inflows** | |
| | 101 | Sale of intangible assets | 0 |
| | 102 | Sale of tangible assets | 6.398 |
| | 103 | Sale of investments and fixed assets | 0 |
| | 104 | Decrease in long-term receivables | 0 |
| | 105 | Income from investments and fixed-assets | 0 |
| | 106 | Interest income (from long-term and other receivables) | 0 |
| | | **Total cash inflows (B100)** | **6.398** |
| **B** | **200** | **Cash outflows** | |
| | 201 | Purchase of intangible assets | 13.486 |
| | 202 | Purchase of tangible assets | 523.578 |
| | 203 | Purchase of investments and fixed assets | 13.000 |
| | 204 | Increase of long-term receivables | 0 |
| | 205 | Increase of establishment expenses | 0 |
| | | **Total cash outflows (B200)** | **550.064** |
| | | **Cash flows from investing activities (B100- 200)=B** | **-543.666** |

| | | | |
|---|---|---|---|
| **C** | | **Cash flows from financing activities** | |
| **C** | **100** | **Cash inflows** | |
| | 101 | Increase of share capital and share premium | 0 |
| | 102 | Income from fixed assets subsidies and customers´ contributions | 205.902 |
| | 103 | Increase of long-term receivables | 172.099 |
| | 104 | Increase of short-term liabilities (banks) | 0 |
| | | **Total cash inflows (C100)** | **378.001** |
| **C** | **200** | **Cash outflows** | |
| | 201 | Decrease (return) in share capital | 0 |
| | 202 | Return of fixed assets subsidies | 0 |
| | 203 | Decrease in long-term liabilities | 0 |
| | 204 | Decrease in short-term liabilities (banks) | 231.254 |
| | 205 | Interest paid | 120.284 |

| | | | |
|---|---|---|---|
| | 206 | Dividend paid | 162.487 |
| | 207 | Profit distribution to staff | 0 |
| | 208 | BoD remuneration from profits | 0 |
| | | **Total cash outflows (C200)** | **514.025** |
| | II | **Cash flows from financing activities (C100-C200)=C** | **-136.024** |
| | | **CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)** | **453** |
| | | **PLUS: YEAR OPENING CASH:** | **24.389** |
| | | **CASH END OF PERIOD** | **24.842** |

## NOTES FOR PPC S.A.

1. The September 30, 2004 condensed financial statements were prepared using the same accounting principles with those applied during the previous corresponding period.

2. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

3. There are no liens against the Company's fixed assets.

4. In accordance with Law 2941/2001, the Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

5. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions ", an amount of approximately Euro 1.010 million at September 30, 2004, representing the net book value of customers' contributions in the construction cost of the Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

6. Accruals were recorded for all costs relating to the period.

7. Capital expenditure for the period totaled approximately Euro 537 million.

8. Adequate provisions have been made for all litigation.

9. Payroll includes 27.951 employees. The Company is compensated for 158 employees who work exclusively for the Hellenic Transmission System Operator.

10. For comparison purposes certain reclassifications were made in cost of sales, in operating costs, in "Extraordinary Income" and in "Other Operating Income" on the nine month period ended September 30, 2003, condensed financial statements to conform to the presentation of the corresponding current period's condensed financial statements.

11. The main activity of the Company, is classified under activity code No 401 "Generation and distribution of electricity" in accordance with the four digit STAKOD classification Code 03.

## PPC GROUP OF COMPANIES

### CONDENSED CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2004
(Amounts in thousands Euro)

| ASSETS | 09.30.2004 | 09.30.2003 |
|---|---|---|
| B. INSTALLATION COSTS | 29.982 | 31.306 |
| Less: Accumulated depreciation | 21.581 | 25.055 |
| Net book value | 8.401 | 6.251 |
| C. FIXED ASSETS | | |
| I, II. INTANGIBLE & TANGIBLE ASSETS | 17.543.619 | 16.825.479 |
| Less: Accumulated depreciation and amortization | 8.442.627 | 7.720.739 |
| Net book value | 9.100.992 | 9.104.740 |
| III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS | 5.063 | 4.762 |
| TOTAL FIXED ASSETS | 9.106.055 | 9.109.502 |
| D. CURRENT ASSETS | | |
| I. Inventories | 565.892 | 557.878 |
| II. Customers | 421.814 | 387.275 |
| II. Other Receivables | 174.879 | 132.075 |
| III. Marketable Securities | 14.097 | 8.945 |
| IV. Cash at Banks and in Hand | 27.727 | 30.331 |
| TOTAL CURRENT ASSETS | 1.204.409 | 1.116.504 |
| E. PREPAYMENTS AND ACCRUED INCOME | 267.244 | 252.144 |
| TOTAL ASSETS | 10.586.109 | 10.484.401 |
| DEBIT MEMO ACCOUNTS | 1.347.523 | 2.576.464 |

| LIABILITIES & SHAREHOLDERS' EQUITY | 09.30.2004 | 09.30.2003 |
|---|---|---|
| A. SHAREHOLDERS' EQUITY | | |
| I. Share capital | 1.067.200 | 1.067.200 |
| II. Share Premium | 115.754 | 115.754 |
| III. Revaluation reserves & investment grants | 1.393.092 | 1.246.798 |
| IV. Reserves | 547.800 | 532.280 |

| | | |
|---|---|---|
| Special reserve, Law 2941/01 | 1.426.731 | 1.426.731 |
| Profits for the period before tax | 341.071 | 328.112 |
| Profits from previous years | 28.211 | 6.350 |
| TOTAL SHAREHOLDERS' EQUITY | 4.919.859 | 4.723.225 |
| | | |
| B. PROVISIONS FOR CONTINGENCIES AND EXPENSES | 613.396 | 562.783 |
| | | |
| C. LIABILITIES | | |
| I. Long term liabilities | | |
| Bonds and bank loans | 3.270.686 | 3.436.766 |
| Other long term liabilities | 379.245 | 362.858 |
| | 3.649.931 | 3.799.624 |
| II. CURRENT LIABILITIES | | |
| Suppliers | 181.019 | 164.061 |
| Bonds and bank loans, short term portion | 531.669 | 397.868 |
| Taxes, duties and social security funds | 77.016 | 63.129 |
| Other liabilities | 455.596 | 596.867 |
| | 1.245.300 | 1.221.925 |
| TOTAL LIABILITIES | 4.895.231 | 5.021.549 |
| | | |
| D. ACCRUALS AND DEFERRED INCOME | 157.623 | 176.844 |
| | | |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 10.586.109 | 10.484.401 |
| | | |
| CREDIT MEMO ACCOUNTS | 1.347.523 | 2.576.464 |

## PPC GROUP OF COMPANIES

### CONDENSED CONSOLIDATED STATEMENT OF INCOME

### FOR THE PERIOD 01/01/2004-09/30/2004

(Amounts in thousands Euro)

| | 01/01/2004 - 09/30/2004 | 01/01/2003 - 09/30/2003 |
|---|---|---|
| Sales | 3.089.576 | 2.923.236 |
| Less: Cost of sales | 2.330.276 | 2.130.349 |
| Gross operating results | 759.300 | 792.887 |
| Plus: other operating income | 112.105 | 96.206 |
| Total | 871.405 | 889.093 |
| Less: Administrative expenses | 111.742 | 108.823 |
| Research and development costs | 28.554 | 21.005 |
| Selling expenses | 264.075 | 323.017 |
| Subtotal | 467.034 | 436.248 |
| Less: Financial expenses, net | 119.416 | 156.443 |
| Total operating profit | 347.618 | 279.805 |
| Plus: Extraordinary income | 31.817 | 109.415 |

| | | |
|---|---|---|
| Less: Extraordinary expenses | 38.364 | 61.096 |
| Less: Depreciation not included in operating expenses | 0 | 12 |
| RESULT FOR THE PERIOD BEFORE TAX | 341.071 | 328.112 |

Athens, November 26, 2004

| THE CHAIRMAN OF THE BOARD | THE MANAGING DIRECTOR | THE CHIEF ACCOUNTANT |
|---|---|---|
| **I. D. PALAIOKRASSAS** | **ST. NEZIS** | **EL. EXAKOUSTIDIS** |
| ID.C.N. A 084031 | ID.C.N. Ξ 305492 | ID.C.N. T 157094 |

# Cash Flow Statement of GROUP PPC

**(of the period 01/01/2004-30/09/2004)**

**COMPANIES REGISTER.: 47829/06/B/00/2**

| A/A | | BREAKDOWN | amounts in thousands € 30/09/2004 |
|---|---|---|---|
| A | | **Cash flows from operating activities** | |
| A | **100** | **Cash inflows** | |
| | 101 | Sales | 3.089.575 |
| | 102 | Other operating income | 25.337 |
| | 103 | Extraordinary and non-operating income | 9.323 |
| | 104 | Income from previous fiscal years | 1.913 |
| | 105 | Interest income | 12.425 |
| | 106 | Income from securities | 732 |
| | 107 | Sale of securities | 0 |
| | 108 | Decrease in receivables | 0 |
| | | **Less:** | |
| | 109 | Purchase of securities | 4.950 |
| | 110 | Increase of receivables | 56.220 |
| | | **Total cash inflows (A100)** | **3.078.135** |
| A | **200** | **Cash outflows** | |
| | 201 | Cost of goods sold (less depreciation and provisions) | 1.787.448 |
| | 202 | Administrative expenses | 103.109 |
| | 203 | Research & development expenses | 26.421 |
| | 204 | Selling expenses | 253.188 |
| | 205 | Non operating expenses | 0 |
| | 206 | Other expenses | 25.809 |
| | 207 | Increase of inventory | 0 |
| | 208 | Increase of prepayments and accrued income | 27.762 |
| | 209 | Decrease in accruals and deferred income | 0 |
| | 210 | Decrease in short - term liabilities (excluding banks) | 34.025 |

| | | | |
|---|---|---|---|
| | | **Less:** | |
| | 211 | Decrease in inventory | -17.626 |
| | 212 | Decrease in prepayments and accrued income | 0 |
| | 213 | Increase of accruals and deferred income | 70.471 |
| | 214 | Increase of short - term liabilities (excluding banks) | 0 |
| | | **Total cash outflows (A200)** | **2.204.917** |
| **A** | **300** | **Tax cash outflows** | |
| | 301 | Income tax | 0 |
| | 302 | Taxes not incorporated in operating cost | 0 |
| | 303 | Tax differences from tax audits | 0 |
| | 304 | Decrease in taxes and duties liabilities | 198.261 |
| | | **Less:** | |
| | 305 | Increase of taxes and duties liabilities | 0 |
| | | **Total tax cash outflows (A300)** | **198.261** |
| | | **Cash flows from operating activities (algebraic sum A100-A200-A300=A)** | **674.957** |
| | **B** | **Cash flows from investing activities** | |
| **B** | **100** | **Cash inflows** | |
| | 101 | Sale of intangible assets | 0 |
| | 102 | Sale of tangible assets | 6.398 |
| | 103 | Sale of investments and fixed assets | 0 |
| | 104 | Decrease in long-term receivables | 0 |
| | 105 | Income from investments and fixed-assets | 0 |
| | 106 | Interest income (from long-term and other receivables) | 0 |
| | | **Total cash inflows (B100)** | **6.398** |
| **B** | **200** | **Cash outflows** | |
| | 201 | Purchase of intangible assets | 13.486 |
| | 202 | Purchase of tangible assets | 523.578 |
| | 203 | Purchase of investments and fixed assets | 8.031 |
| | 204 | Increase of long-term receivables | 0 |
| | 205 | Increase of establishment expenses | 0 |
| | | **Total cash outflows (B200)** | **545.095** |
| | | **Cash flows from investing activities (B100- 200)=B** | **-538.697** |

| | | | |
|---|---|---|---|
| | **C** | **Cash flows from financing activities** | |
| **C** | **100** | **Cash inflows** | |
| | 101 | Increase of share capital and share premium | 0 |
| | 102 | Income from fixed assets subsidies and customers´ contributions | 205.902 |
| | 103 | Increase of long-term receivables | 172.099 |
| | 104 | Increase of short-term liabilities (banks) | 0 |
| | | **Total cash inflows (C100)** | **378.001** |
| **C** | **200** | **Cash outflows** | |
| | 201 | Decrease (return) in share capital | 0 |
| | 202 | Return of fixed assets subsidies | 0 |
| | 203 | Decrease in long-term liabilities | 0 |
| | 204 | Decrease in short-term liabilities (banks) | 231.254 |
| | 205 | Interest paid | 120.287 |

| | | | |
|---|---|---|---|
| | 206 | Dividend paid | 162.487 |
| | 207 | Profit distribution to staff | 0 |
| | 208 | BoD remuneration from profits | 0 |
| | | **Total cash outflows (C200)** | **514.028** |
| | II | **Cash flows from financing activities (C100-C200)=C** | **-136.027** |
| | | **CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)** | **233** |
| | | **PLUS: YEAR OPENING CASH:** | **27.494** |
| | | **CASH END OF PERIOD** | **27.727** |

## NOTES FOR PPC GROUP

1. The September 30, 2004 condensed consolidated financial statements were prepared using the same accounting principles with those applied during the previous corresponding period.

2. The September 30, 2004 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

3. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

4. There are no liens against the Parent Company's fixed assets.

5. In accordance with Law 2941/2001, the Parent Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

6. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 1.010 million at September 30, 2004, representing the net book value of customers' contributions in the construction cost of the Parent Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

7. Accruals were recorded for all costs relating to the period.

8. Capital expenditure for the period totaled approximately Euro 537 million.

9. Adequate provisions have been made for all litigation.

10. Payroll includes 27.952 employees. The Parent Company is compensated for 158 employees who work exclusively for the Hellenic Transmission System Operator.

11. For comparison purposes certain reclassifications were made in cost of sales, in operating costs, in "Extraordinary Income" and in "Other Operating Income" on the nine month period ended September 30, 2003, condensed consolidated financial statements to conform to the

presentation of the corresponding current period's condensed consolidated financial statements.

# FORM 1

## ADDITONAL FIGURES OF FINANCIAL INFORMATION

***(FOR COMMERCIAL AND INDUSTRIAL COMPANIES)***

**COMPANY :**

PUBLIC POWER CORPORATION S.A.

REFERRED PERIOD

| | | | |
|---|---|---|---|
| 2004 | YEAR | | 1st Quarter | | 1st Semester |
| √ | 9 month period | | Over 12 month period | | |

*(Check with √ the period to which the current submission is referred to)*

**From: 1/1/2004 To : 30/9/2004**

*(Fill in the first and the last date of the referred period)*

**1. VARIATION OF BASIC FIGURES***

| | % Variation |
|---|---|
| Sales | - |
| Gross operating results (after depreciation and amortization expense) | - |
| Gross operating results (before depreciation and amortization expense) | - |
| Partial operating results | - |
| Total operating, (profit) or loss | 24% |
| Net income before tax | - |
| Earnings before interest, taxes, depreciation and amortization | - |

| | |
|---|---|
| Earnings before depreciation, amortization and tax | - |
| Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit | - |

***The figures of the Unit 1 are given only when a) the percentage of the variation in relation to the figures of the corresponding period last year is significant and especially more than 20% or b) the figures of the current period are not comparable to those of the corresponding period last year, and so the calculation of the percentage of the variation has to be done between comparable figures.***

2. **BALANCE SHEET AND INCOME STATEMENT FIGURES** ***(from the figures of the Unit 2, are given only those that are not presented in the published condensed financial statements)***

| | **Current Quarter** | **Comparable Quarter** | **Current Period *** | **Comparable Period** |
|---|---|---|---|---|
| **A) ANALYSIS OF INSTALLATION COSTS AND INTANGIBLE ASSETS** | | | | |
| BALANCE 1/1/.......... | | | 228.350 | 206.942 |
| Additions of the period.................. | | | -31.708 | 6.494 |
| Total | | | 196.642 | 213.436 |
| Minus : Depreciation and amortization............ | | | 144.941 | 149.666 |
| Balance....................... | | | 51.701 | 63.770 |
| **B) LONG TERM LIABILITIES** | | | | |
| 1) Bonds Payable | 125.000 | 0 | 1.680.000 | 1.200.000 |
| 2) Bank loans | -1.286 | 74.070 | 1.590.686 | 2.236.766 |
| 3) Other long term liabilities | 7.182 | 7.296 | 379.245 | 362.858 |
| Total | 130.896 | 81.366 | 3.649.931 | 3.799.624 |
| **C) SHORT TERM LIABILITIES** | | | | |
| Banks, short term liabilities | -38.980 | 180.689 | 62.250 | 234.365 |
| Other short term liabilities | -288.089 | -364.066 | 1.183.038 | 987.911 |

| | | | | |
|---|---|---|---|---|
| Total | -327.069 | -183.377 | 1.245.288 | 1.222.276 |
| **D) ANALYSIS OF FINANCIAL RESULTS** | | | | |
| **D1. Financial Income** | | | | |
| 1. Income from investements | 0 | 0 | 0 | 0 |
| 2. Income from securities | 213 | 160 | 694 | 463 |
| 3. Profit from sale of investments and securities | 0 | 0 | 0 | 0 |
| 4. Interest and related income | 2.566 | 2.439 | 12.420 | 12.482 |
| 5.Devaluation of investments and securities | - | - | - | - |
| **D2. Financial expenses** | | | | |
| 1.Devaluation of investments and securities | 3.459 | 9.590 | 12.542 | 37.022 |
| 2.Losses from investments and securities | 0 | 0 | 0 | 0 |
| 3. Interest and related charges | 40.504 | 43.460 | 120.283 | 132.689 |
| **E) EXTRAORDINARY CHARGES** | | | | |
| **E1.Extraordinary Income** | | | | |
| 1. Extraordinary income | 3.039 | 58.897 | 16.591 | 70.335 |
| 2. Extraordinary profit | 3.198 | 6.645 | 9.182 | 10.095 |
| 3. Prior years income | 148 | 122 | 1.882 | 1.325 |
| 4. Income from prior years provisions | 4.130 | 9.500 | 4.130 | 27.217 |
| **E2. Extraordinary Expenses** | | | | |
| 1.Extraordinary expenses | 2.436 | 26.947 | 8.279 | 31.885 |
| 2.Extraordinary losses | 3.925 | 6.031 | 10.762 | 6.272 |
| 3.Prior years expenses | 1.370 | 593 | 9.196 | 1.516 |
| 4. Provisions for risk | 0 | 0 | 0 | 0 |
| **F) OPERATING RESULTS** | | | | |
| Total operating (Profit), or losses | 71.142 | 72.261 | 347.643 | 280.220 |
| Net income before tax | 71.957 | 116.741 | 341.071 | 328.112 |
| Net income before tax except losses/profit of securities | 75.203 | 126.171 | 352.919 | 364.671 |
| Earnings before interest, tax, depreciation and amortization | 298.008 | 364.374 | 1.000.777 | 967.860 |

| | | | | |
|---|---|---|---|---|
| Results after year tax and fees of Members of the Board of Directors | - | - | - | - |
| Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit | - | - | - | - |
| **G) CONSOLIDATED FINANCIAL STATEMENTS (EXCEPT THE ABOVE)** | | | | |
| Minority interests | - | - | - | - |
| Consolidated results after minority interests | 71.957 | 116.741 | 341.071 | 328.112 |

* Current period is considered to be the period which starts from the begining of the current year and ends at the end of the current quarter

**3. ADJUSTED FIGURES (1)**

| | Current Quarter | Comparable Quarter | Current Period * | Comparable Period |
|---|---|---|---|---|
| A)TOTAL SHAREHOLDER' S EQUITY | 152.314 | 134.596 | 4.919.859 | 4.723.226 |
| A1. ADJUSTED SHAREHOLDER' S EQUITY | - | - | - | - |
| **B) ADJUSTED RESULTS** | | | | |
| Net income before tax | - | - | - | - |
| Results after year tax and fees of Members of the Board of Directors | - | - | - | - |
| Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit | - | - | - | - |

(1) In the audited financial statements adjusted figures are presented in accordance with the notes and the remarks of the financial statements.

In the anaudited financial statements, the listed company has to present adjusted income statement figures when the accounting treatment which was applied was not in accordance with the Corporate Law and the generally accepted acounting principles.

* Current period is considered to be the period which starts from the begining of the current year and ends at the end of the current quarter

## 4. WEIGHTED AVERAGE NUMBER OF SHARES

| Current period (T) | Period T-1 | Period T-2 | Period T-3 | Period T-4 |
|---|---|---|---|---|
| 232.000.000 | 232.000.000 | 232.000.000 | 220.000.000 | - |

The weighted average number of shares as formed at the end of EACH financial year.

*The requirements of IAS 33 are applied during the calculation of the weighted average number of shares.*

## 5. ADDITIONAL INFORMATION

1) Report on negative working capital or negative operational cash flows.

| |
|---|
| - |

2) Overdue borrowing obligations or other obligations or obligations nearing maturity for which is estimated that paying off will not be possible.

| |
|---|
| - |

3) Loss of an important customer / supplier* for the period reported in the published financial statements

| |
|---|
| - |

* In case of a commercial company, any possible renewal of contracts with its suppliers must be reported.

4) Remarks upon seasonality or periodicality that might apply on the company's activities ***(concerns periodical financial statements).***

| |
|---|
| - |

5) Reporting of any changes on accounting principles or valuation principles in relation to recent yearly published accounting statements.

-

6) Changes of investments' share capital from the last published financial statement
(Title, percantage of investment, accounting value of investment
activity, country of operation ).

-

7) Outstanding balance of projects and projection of works that will be performed in the current financial year.
A special notification must take place in case that works already performed but not certified/ invoiced ,
are included in sales. ***(for construction companies** only).*

-

8) Diversification of risk factors (credit risk, operational risk, market risk, liquidity risk)
that the issuing company faces, as well as auditing methods and procedures for
observing and dealing with them, with respect to those stated in the most recent
annual report or in previous ones, as well as a clear report in case one of the aforementionned risks
has taken place and its consequences in the company's perspectives

-

9) Provisions/Estimations of sales and results for the remaining financial year
with a clear statement of the assumptions on which are based upon. For the submission of the aforementionned data,
the standard of Circular 10 is used (Form A) of the Greek Securities Comission

-

10) Material changes of the published finacial data in relation with provisions established by the company
and their rationale.

-

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece

**BY COURIER**

No/Date : F/Di 807/26.11.04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Condensed Balance Sheet as at September 30,2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at September 30,2004 of PPC GROUP OF COMPANIES.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- The Condensed Balance Sheet as at September 30,2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at September 30,2004 of PPC GROUP OF COMPANIES.

# PUBLIC POWER CORPORATION S.A.

## CONDENSED BALANCE SHEET AS AT SEPTEMBER 30, 2004
(Amounts in thousands Euro)

| | 09/30/2004 | 09/30/2003 |
|---|---|---|
| **ASSETS** | | |
| B. INSTALLATION COSTS | 29.982 | 31.306 |
| Less: Accumulated depreciation | 21.581 | 25.055 |
| Net book value | 8.401 | 6.251 |
| C. FIXED ASSETS | | |
| I, II. INTANGIBLE & TANGIBLE ASSETS | 17.543.539 | 16.825.392 |
| Less: Accumulated depreciation and amortization | 8.442.557 | 7.720.669 |
| Net book value | 9.100.982 | 9.104.723 |
| III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS | 12.489 | 7.978 |
| TOTAL FIXED ASSETS | 9.113.471 | 9.112.701 |
| D. CURRENT ASSETS | | |
| I. Inventories | 565.892 | 557.878 |
| II. Customers | 421.814 | 387.275 |
| II. Other Receivables | 175.288 | 131.504 |
| III. Marketable Securities | 9.147 | 8.945 |
| IV. Cash at Banks and in Hand | 24.842 | 28.055 |
| TOTAL CURRENT ASSETS | 1.196.983 | 1.113.657 |
| E. PREPAYMENTS AND ACCRUED INCOME | 267.244 | 252.144 |
| TOTAL ASSETS | 10.586.099 | 10.484.753 |
| DEBIT MEMO ACCOUNTS | 1.347.373 | 2.576.314 |

| | 09/30/2004 | 09/30/2003 |
|---|---|---|
| **LIABILITIES & SHAREHOLDERS' EQUITY** | | |
| A. SHAREHOLDERS' EQUITY | | |
| I. Share capital | 1.067.200 | 1.067.200 |
| II. Share Premium | 115.754 | 115.754 |
| III. Revaluation reserves & investment grants | 1.393.092 | 1.246.798 |
| IV. Reserves | 547.800 | 532.280 |

| | | |
|---|---|---|
| Special reserve, Law 2941/01 | 1.426.731 | 1.426.731 |
| Profits for the period before tax | 341.071 | 328.112 |
| Profits from previous years | 28.211 | 6.351 |
| TOTAL SHAREHOLDERS' EQUITY | 4.919.859 | 4.723.226 |
| B. PROVISIONS FOR CONTINGENCIES AND EXPENSES | 613.396 | 562.783 |
| C. LIABILITIES | | |
| I. Long term liabilities | | |
| Bonds and bank loans | 3.270.686 | 3.436.766 |
| Other long term liabilities | 379.245 | 362.858 |
| | 3.649.931 | 3.799.624 |
| II. CURRENT LIABILITIES | | |
| Suppliers | 181.019 | 163.478 |
| Bonds and bank loans, short term portion | 531.669 | 397.868 |
| Taxes, duties and social security funds | 77.013 | 63.109 |
| Other liabilities | 455.589 | 597.821 |
| | 1.245.290 | 1.222.276 |
| TOTAL LIABILITIES | 4.895.221 | 5.021.900 |
| D. ACCRUALS AND DEFERRED INCOME | 157.623 | 176.844 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 10.586.099 | 10.484.753 |
| CREDIT MEMO ACCOUNTS | 1.347.373 | 2.576.314 |

## PUBLIC POWER CORPORATION S.A.
### CONDENSED STATEMENT OF INCOME
### FOR THE PERIOD 01/01/2004-09/30/2004
### (Amounts in thousands Euro)

| | 01/01/2004 - 09/30/2004 | 01/01/2003 -09/30/2003 |
|---|---|---|
| Sales | 3.089.576 | 2.923.236 |
| Less: Cost of sales | 2.330.276 | 2.195.639 |
| Gross operating results | 759.300 | 727.597 |
| Plus: other operating income | 112.088 | 96.206 |
| Total | 871.388 | 823.803 |
| Less: Administrative expenses | 111.405 | 104.160 |
| Research and development costs | 28.554 | 26.072 |
| Selling expenses | 264.075 | 256.586 |
| Subtotal | 467.354 | 436.985 |
| Less: Financial expenses, net | 119.711 | 156.765 |
| Total operating profit | 347.643 | 280.220 |
| Plus: Extraordinary income | 31.786 | 108.972 |
| Less: Extraordinary expenses | 38.358 | 61.080 |

| | | |
|---|---|---|
| RESULT FOR THE PERIOD BEFORE TAX | 341.071 | 328.112 |

Athens, November 26, 2004

| THE CHAIRMAN OF THE BOARD | THE MANAGING DIRECTOR | THE CHIEF ACCOUNTANT |
|---|---|---|
| **I. D. PALAIOKRASSAS** | **ST. NEZIS** | **EL. EXAKOUSTIDIS** |
| ID.C.N. A 084031 | ID.C.N. Ξ 305492 | ID.C.N. T 157094 |

# Cash Flow Statement of PUBLIC POWER CORPORATION S.A.

## (of the period 01/01/2004-30/09/2004)

## COMPANIES REGISTER.: 47829/06/B/00/2

| A/A | | BREAKDOWN | amounts in thousands € 30/09/2004 |
|---|---|---|---|
| A | | **Cash flows from operating activities** | |
| A | **100** | **Cash inflows** | |
| | 101 | Sales | 3.089.575 |
| | 102 | Other operating income | 25.321 |
| | 103 | Extraordinary and non-operating income | 9.323 |
| | 104 | Income from previous fiscal years | 1.882 |
| | 105 | Interest income | 12.420 |
| | 106 | Income from securities | 694 |
| | 107 | Sale of securities | 0 |
| | 108 | Decrease in receivables | 0 |
| | | **Less:** | |
| | 109 | Purchase of securities | 0 |
| | 110 | Increase of receivables | 56.259 |
| | | **Total cash inflows (A100)** | **3.082.956** |
| A | **200** | **Cash outflows** | |
| | 201 | Cost of goods sold (less depreciation and provisions) | 1.787.448 |
| | 202 | Administrative expenses | 102.866 |
| | 203 | Research & development expenses | 26.421 |
| | 204 | Selling expenses | 253.188 |
| | 205 | Non operating expenses | 0 |
| | 206 | Other expenses | 25.701 |
| | 207 | Increase of inventory | 0 |
| | 208 | Increase of prepayments and accrued income | 27.762 |
| | 209 | Decrease in accruals and deferred income | 0 |
| | 210 | Decrease in short - term liabilities (excluding banks) | 34.033 |

| | | | |
|---|---|---|---|
| | | **Less:** | |
| | 211 | Decrease in inventory | -17.626 |
| | 212 | Decrease in prepayments and accrued income | 0 |
| | 213 | Increase of accruals and deferred income | 70.471 |
| | 214 | Increase of short - term liabilities (excluding banks) | 0 |
| | | **Total cash outflows (A200)** | **2.204.574** |
| **A** | **300** | **Tax cash outflows** | |
| | 301 | Income tax | 0 |
| | 302 | Taxes not incorporated in operating cost | 0 |
| | 303 | Tax differences from tax audits | 0 |
| | 304 | Decrease in taxes and duties liabilities | 198.239 |
| | | **Less:** | |
| | 305 | Increase of taxes and duties liabilities | 0 |
| | | **Total tax cash outflows (A300)** | **198.239** |
| | | **Cash flows from operating activities (algebraic sum A100-A200-A300=A)** | **680.143** |
| **B** | | **Cash flows from investing activities** | |
| **B** | **100** | **Cash inflows** | |
| | 101 | Sale of intangible assets | 0 |
| | 102 | Sale of tangible assets | 6.398 |
| | 103 | Sale of investments and fixed assets | 0 |
| | 104 | Decrease in long-term receivables | 0 |
| | 105 | Income from investments and fixed-assets | 0 |
| | 106 | Interest income (from long-term and other receivables) | 0 |
| | | **Total cash inflows (B100)** | **6.398** |
| **B** | **200** | **Cash outflows** | |
| | 201 | Purchase of intangible assets | 13.486 |
| | 202 | Purchase of tangible assets | 523.578 |
| | 203 | Purchase of investments and fixed assets | 13.000 |
| | 204 | Increase of long-term receivables | 0 |
| | 205 | Increase of establishment expenses | 0 |
| | | **Total cash outflows (B200)** | **550.064** |
| | | **Cash flows from investing activities (B100- 200)=B** | **-543.666** |

| | | | |
|---|---|---|---|
| **C** | | **Cash flows from financing activities** | |
| **C** | **100** | **Cash inflows** | |
| | 101 | Increase of share capital and share premium | 0 |
| | 102 | Income from fixed assets subsidies and customers´ contributions | 205.902 |
| | 103 | Increase of long-term receivables | 172.099 |
| | 104 | Increase of short-term liabilities (banks) | 0 |
| | | **Total cash inflows (C100)** | **378.001** |
| **C** | **200** | **Cash outflows** | |
| | 201 | Decrease (return) in share capital | 0 |
| | 202 | Return of fixed assets subsidies | 0 |
| | 203 | Decrease in long-term liabilities | 0 |
| | 204 | Decrease in short-term liabilities (banks) | 231.254 |
| | 205 | Interest paid | 120.284 |

| | | | |
|---|---|---|---|
| | 206 | Dividend paid | 162.487 |
| | 207 | Profit distribution to staff | 0 |
| | 208 | BoD remuneration from profits | 0 |
| | | **Total cash outflows (C200)** | **514.025** |
| | II | **Cash flows from financing activities (C100-C200)=C** | **-136.024** |
| | | **CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)** | **453** |
| | | **PLUS: YEAR OPENING CASH:** | **24.389** |
| | | **CASH END OF PERIOD** | **24.842** |

## NOTES FOR PPC S.A.

1. The September 30, 2004 condensed financial statements were prepared using the same accounting principles with those applied during the previous corresponding period.

2. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

3. There are no liens against the Company's fixed assets.

4. In accordance with Law 2941/2001, the Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

5. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions ", an amount of approximately Euro 1.010 million at September 30, 2004, representing the net book value of customers' contributions in the construction cost of the Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

6. Accruals were recorded for all costs relating to the period.

7. Capital expenditure for the period totaled approximately Euro 537 million.

8. Adequate provisions have been made for all litigation.

9. Payroll includes 27.951 employees. The Company is compensated for 158 employees who work exclusively for the Hellenic Transmission System Operator.

10. For comparison purposes certain reclassifications were made in cost of sales, in operating costs, in "Extraordinary Income" and in "Other Operating Income" on the nine month period ended September 30, 2003, condensed financial statements to conform to the presentation of the corresponding current period's condensed financial statements.

11. The main activity of the Company, is classified under activity code No 401 "Generation and distribution of electricity" in accordance with the four digit STAKOD classification Code 03.

# PPC GROUP OF COMPANIES

## CONDENSED CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2004

(Amounts in thousands Euro)

| | 09.30.2004 | 09.30.2003 |
|---|---|---|
| **ASSETS** | | |
| B. INSTALLATION COSTS | 29.982 | 31.306 |
| Less: Accumulated depreciation | 21.581 | 25.055 |
| Net book value | 8.401 | 6.251 |
| C. FIXED ASSETS | | |
| I, II. INTANGIBLE & TANGIBLE ASSETS | 17.543.619 | 16.825.479 |
| Less: Accumulated depreciation and amortization | 8.442.627 | 7.720.739 |
| Net book value | 9.100.992 | 9.104.740 |
| III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS | 5.063 | 4.762 |
| TOTAL FIXED ASSETS | 9.106.055 | 9.109.502 |
| D. CURRENT ASSETS | | |
| I. Inventories | 565.892 | 557.878 |
| II. Customers | 421.814 | 387.275 |
| II. Other Receivables | 174.879 | 132.075 |
| III. Marketable Securities | 14.097 | 8.945 |
| IV. Cash at Banks and in Hand | 27.727 | 30.331 |
| TOTAL CURRENT ASSETS | 1.204.409 | 1.116.504 |
| E. PREPAYMENTS AND ACCRUED INCOME | 267.244 | 252.144 |
| TOTAL ASSETS | 10.586.109 | 10.484.401 |
| DEBIT MEMO ACCOUNTS | 1.347.523 | 2.576.464 |

| | 09.30.2004 | 09.30.2003 |
|---|---|---|
| **LIABILITIES & SHAREHOLDERS' EQUITY** | | |
| A. SHAREHOLDERS' EQUITY | | |
| I. Share capital | 1.067.200 | 1.067.200 |
| II. Share Premium | 115.754 | 115.754 |
| III. Revaluation reserves & investment grants | 1.393.092 | 1.246.798 |
| IV. Reserves | 547.800 | 532.280 |

| | | |
|---|---|---|
| Special reserve, Law 2941/01 | 1.426.731 | 1.426.731 |
| Profits for the period before tax | 341.071 | 328.112 |
| Profits from previous years | 28.211 | 6.350 |
| TOTAL SHAREHOLDERS' EQUITY | 4.919.859 | 4.723.225 |
| | | |
| B. PROVISIONS FOR CONTINGENCIES AND EXPENSES | 613.396 | 562.783 |
| | | |
| C. LIABILITIES | | |
| I. Long term liabilities | | |
| Bonds and bank loans | 3.270.686 | 3.436.766 |
| Other long term liabilities | 379.245 | 362.858 |
| | 3.649.931 | 3.799.624 |
| II. CURRENT LIABILITIES | | |
| Suppliers | 181.019 | 164.061 |
| Bonds and bank loans, short term portion | 531.669 | 397.868 |
| Taxes, duties and social security funds | 77.016 | 63.129 |
| Other liabilities | 455.596 | 596.867 |
| | 1.245.300 | 1.221.925 |
| TOTAL LIABILITIES | 4.895.231 | 5.021.549 |
| | | |
| D. ACCRUALS AND DEFERRED INCOME | 157.623 | 176.844 |
| | | |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 10.586.109 | 10.484.401 |
| | | |
| CREDIT MEMO ACCOUNTS | 1.347.523 | 2.576.464 |

## PPC GROUP OF COMPANIES

**CONDENSED CONSOLIDATED STATEMENT OF INCOME**

**FOR THE PERIOD 01/01/2004-09/30/2004**

(Amounts in thousands Euro)

| | **01/01/2004 - 09/30/2004** | **01/01/2003 - 09/30/2003** |
|---|---|---|
| Sales | 3.089.576 | 2.923.236 |
| Less: Cost of sales | 2.330.276 | 2.130.349 |
| Gross operating results | 759.300 | 792.887 |
| Plus: other operating income | 112.105 | 96.206 |
| Total | 871.405 | 889.093 |
| Less: Administrative expenses | 111.742 | 108.823 |
| Research and development costs | 28.554 | 21.005 |
| Selling expenses | 264.075 | 323.017 |
| Subtotal | 467.034 | 436.248 |
| Less: Financial expenses, net | 119.416 | 156.443 |
| Total operating profit | 347.618 | 279.805 |
| Plus: Extraordinary income | 31.817 | 109.415 |

| | | |
|---|---|---|
| Less: Extraordinary expenses | 38.364 | 61.096 |
| Less: Depreciation not included in operating expenses | 0 | 12 |
| RESULT FOR THE PERIOD BEFORE TAX | 341.071 | 328.112 |

Athens, November 26, 2004

| THE CHAIRMAN OF THE BOARD | THE MANAGING DIRECTOR | THE CHIEF ACCOUNTANT |
|---|---|---|
| **I. D. PALAIOKRASSAS** | **ST. NEZIS** | **EL. EXAKOUSTIDIS** |
| ID.C.N. A 084031 | ID.C.N. Ξ 305492 | ID.C.N. T 157094 |

# Cash Flow Statement of GROUP PPC

**(of the period 01/01/2004-30/09/2004)**

**COMPANIES REGISTER.: 47829/06/B/00/2**

| A/A | | BREAKDOWN | amounts in thousands € |
|---|---|---|---|
| | | | **30/09/2004** |
| **A** | | **Cash flows from operating activities** | |
| **A** | **100** | **Cash inflows** | |
| | 101 | Sales | 3.089.575 |
| | 102 | Other operating income | 25.337 |
| | 103 | Extraordinary and non-operating income | 9.323 |
| | 104 | Income from previous fiscal years | 1.913 |
| | 105 | Interest income | 12.425 |
| | 106 | Income from securities | 732 |
| | 107 | Sale of securities | 0 |
| | 108 | Decrease in receivables | 0 |
| | | **Less:** | |
| | 109 | Purchase of securities | 4.950 |
| | 110 | Increase of receivables | 56.220 |
| | | **Total cash inflows (A100)** | **3.078.135** |
| **A** | **200** | **Cash outflows** | |
| | 201 | Cost of goods sold (less depreciation and provisions) | 1.787.448 |
| | 202 | Administrative expenses | 103.109 |
| | 203 | Research & development expenses | 26.421 |
| | 204 | Selling expenses | 253.188 |
| | 205 | Non operating expenses | 0 |
| | 206 | Other expenses | 25.809 |
| | 207 | Increase of inventory | 0 |
| | 208 | Increase of prepayments and accrued income | 27.762 |
| | 209 | Decrease in accruals and deferred income | 0 |
| | 210 | Decrease in short - term liabilities (excluding banks) | 34.025 |

| | | | |
|---|---|---|---|
| | | **Less:** | |
| | 211 | Decrease in inventory | -17.626 |
| | 212 | Decrease in prepayments and accrued income | 0 |
| | 213 | Increase of accruals and deferred income | 70.471 |
| | 214 | Increase of short - term liabilities (excluding banks) | 0 |
| | | **Total cash outflows (A200)** | **2.204.917** |
| **A** | **300** | **Tax cash outflows** | |
| | 301 | Income tax | 0 |
| | 302 | Taxes not incorporated in operating cost | 0 |
| | 303 | Tax differences from tax audits | 0 |
| | 304 | Decrease in taxes and duties liabilities | 198.261 |
| | | **Less:** | |
| | 305 | Increase of taxes and duties liabilities | 0 |
| | | **Total tax cash outflows (A300)** | **198.261** |
| | | **Cash flows from operating activities (algebraic sum A100-A200-A300=A)** | **674.957** |
| **B** | | **Cash flows from investing activities** | |
| **B** | **100** | **Cash inflows** | |
| | 101 | Sale of intangible assets | 0 |
| | 102 | Sale of tangible assets | 6.398 |
| | 103 | Sale of investments and fixed assets | 0 |
| | 104 | Decrease in long-term receivables | 0 |
| | 105 | Income from investments and fixed-assets | 0 |
| | 106 | Interest income (from long-term and other receivables) | 0 |
| | | **Total cash inflows (B100)** | **6.398** |
| **B** | **200** | **Cash outflows** | |
| | 201 | Purchase of intangible assets | 13.486 |
| | 202 | Purchase of tangible assets | 523.578 |
| | 203 | Purchase of investments and fixed assets | 8.031 |
| | 204 | Increase of long-term receivables | 0 |
| | 205 | Increase of establishment expenses | 0 |
| | | **Total cash outflows (B200)** | **545.095** |
| | | **Cash flows from investing activities (B100- 200)=B** | **-538.697** |

| | | | |
|---|---|---|---|
| **C** | | **Cash flows from financing activities** | |
| **C** | **100** | **Cash inflows** | |
| | 101 | Increase of share capital and share premium | 0 |
| | 102 | Income from fixed assets subsidies and customers´ contributions | 205.902 |
| | 103 | Increase of long-term receivables | 172.099 |
| | 104 | Increase of short-term liabilities (banks) | 0 |
| | | **Total cash inflows (C100)** | **378.001** |
| **C** | **200** | **Cash outflows** | |
| | 201 | Decrease (return) in share capital | 0 |
| | 202 | Return of fixed assets subsidies | 0 |
| | 203 | Decrease in long-term liabilities | 0 |
| | 204 | Decrease in short-term liabilities (banks) | 231.254 |
| | 205 | Interest paid | 120.287 |

| | | | |
|---|---|---|---|
| | 206 | Dividend paid | 162.487 |
| | 207 | Profit distribution to staff | 0 |
| | 208 | BoD remuneration from profits | 0 |
| | | **Total cash outflows (C200)** | **514.028** |
| | II | **Cash flows from financing activities (C100-C200)=C** | **-136.027** |
| | | **CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)** | **233** |
| | | **PLUS: YEAR OPENING CASH:** | **27.494** |
| | | **CASH END OF PERIOD** | **27.727** |

## NOTES FOR PPC GROUP

1. The September 30, 2004 condensed consolidated financial statements were prepared using the same accounting principles with those applied during the previous corresponding period.

2. The September 30, 2004 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

3. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

4. There are no liens against the Parent Company's fixed assets.

5. In accordance with Law 2941/2001, the Parent Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

6. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 1.010 million at September 30, 2004, representing the net book value of customers' contributions in the construction cost of the Parent Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

7. Accruals were recorded for all costs relating to the period.

8. Capital expenditure for the period totaled approximately Euro 537 million.

9. Adequate provisions have been made for all litigation.

10. Payroll includes 27.952 employees. The Parent Company is compensated for 158 employees who work exclusively for the Hellenic Transmission System Operator.

11. For comparison purposes certain reclassifications were made in cost of sales, in operating costs, in "Extraordinary Income" and in "Other Operating Income" on the nine month period ended September 30, 2003, condensed consolidated financial statements to conform to the

presentation of the corresponding current period's condensed consolidated financial statements.

# FORM 1

## ADDITONAL FIGURES OF FINANCIAL INFORMATION

*(FOR COMMERCIAL AND INDUSTRIAL COMPANIES)*

**COMPANY :**

PUBLIC POWER CORPORATION S.A.

REFERRED PERIOD

| | | | | | |
|---|---|---|---|---|---|
| 2004 | YEAR | | 1st Quarter | | 1st Semester |
| √ | 9 month period | | Over 12 month period | | |

*(Check with √ the period to which the current submission is referred to)*

**From:** **1/1/2004** **To :** **30/9/2004**

*(Fill in the first and the last date of the referred period)*

**1. VARIATION OF BASIC FIGURES***

| | % Variation |
|---|---|
| Sales | - |
| Gross operating results (after depreciation and amortization expense) | - |
| Gross operating results (before depreciation and amortization expense) | - |
| Partial operating results | - |
| Total operating, (profit) or loss | 24% |
| Net income before tax | - |
| Earnings before interest, taxes, depreciation and amortization | - |

| | |
|---|---|
| Earnings before depreciation, amortization and tax | - |
| Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit | - |

***The figures of the Unit 1 are given only when a) the percentage of the variation in relation to the figures of the corresponding period last year is significant and especially more than 20% or b) the figures of the current period are not comparable to those of the corresponding period last year, and so the calculation of the percentage of the variation has to be done between comparable figures.***

**2. <u>BALANCE SHEET AND INCOME STATEMENT FIGURES</u>** *(from the figures of the Unit 2, are given only those that are not presented in the published condensed financial statements)*

| | Current Quarter | Comparable Quarter | Current Period * | Comparable Period |
|---|---|---|---|---|
| **A) ANALYSIS OF INSTALLATION COSTS AND INTANGIBLE ASSETS** | | | | |
| BALANCE 1/1/.......... | | | 228.350 | 206.942 |
| Additions of the period.................. | | | -31.708 | 6.494 |
| Total | | | 196.642 | 213.436 |
| Minus : Depreciation and amortization............ | | | 144.941 | 149.666 |
| Balance........................ | | | 51.701 | 63.770 |
| **B) LONG TERM LIABILITIES** | | | | |
| 1) Bonds Payable | 125.000 | 0 | 1.680.000 | 1.200.000 |
| 2) Bank loans | -1.286 | 74.070 | 1.590.686 | 2.236.766 |
| 3) Other long term liabilities | 7.182 | 7.296 | 379.245 | 362.858 |
| Total | 130.896 | 81.366 | 3.649.931 | 3.799.624 |
| **C) SHORT TERM LIABILITIES** | | | | |
| Banks, short term liabilities | -38.980 | 180.689 | 62.250 | 234.365 |
| Other short term liabilities | -288.089 | -364.066 | 1.183.038 | 987.911 |

| | | | | |
|---|---|---|---|---|
| Total | -327.069 | -183.377 | 1.245.288 | 1.222.276 |
| **D) ANALYSIS OF FINANCIAL RESULTS** | | | | |
| **D1. Financial Income** | | | | |
| 1. Income from investements | 0 | 0 | 0 | 0 |
| 2. Income from securities | 213 | 160 | 694 | 463 |
| 3. Profit from sale of investments and securities | 0 | 0 | 0 | 0 |
| 4. Interest and related income | 2.566 | 2.439 | 12.420 | 12.482 |
| 5.Devaluation of investments and securities | - | - | - | - |
| **D2. Financial expenses** | | | | |
| 1.Devaluation of investments and securities | 3.459 | 9.590 | 12.542 | 37.022 |
| 2.Losses from investments and securities | 0 | 0 | 0 | 0 |
| 3. Interest and related charges | 40.504 | 43.460 | 120.283 | 132.689 |
| **E) EXTRAORDINARY CHARGES** | | | | |
| **E1.Extraordinary Income** | | | | |
| 1. Extraordinary income | 3.039 | 58.897 | 16.591 | 70.335 |
| 2. Extraordinary profit | 3.198 | 6.645 | 9.182 | 10.095 |
| 3. Prior years income | 148 | 122 | 1.882 | 1.325 |
| 4. Income from prior years provisions | 4.130 | 9.500 | 4.130 | 27.217 |
| **E2. Extraordinary Expenses** | | | | |
| 1.Extraordinary expenses | 2.436 | 26.947 | 8.279 | 31.885 |
| 2.Extraordinary losses | 3.925 | 6.031 | 10.762 | 6.272 |
| 3.Prior years expenses | 1.370 | 593 | 9.196 | 1.516 |
| 4. Provisions for risk | 0 | 0 | 0 | 0 |
| **F) OPERATING RESULTS** | | | | |
| Total operating (Profit), or losses | 71.142 | 72.261 | 347.643 | 280.220 |
| Net income before tax | 71.957 | 116.741 | 341.071 | 328.112 |
| Net income before tax except losses/profit of securities | 75.203 | 126.171 | 352.919 | 364.671 |
| Earnings before interest, tax, depreciation and amortization | 298.008 | 364.374 | 1.000.777 | 967.860 |

| | | | | |
|---|---|---|---|---|
| Results after year tax and fees of Members of the Board of Directors | - | - | - | - |
| Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit | - | - | - | - |
| **G) CONSOLIDATED FINANCIAL STATEMENTS (EXCEPT THE ABOVE)** | | | | |
| Minority interests | - | - | - | - |
| Consolidated results after minority interests | 71.957 | 116.741 | 341.071 | 328.112 |

* Current period is considered to be the period which starts from the begining of the current year and ends at the end of the current quarter

**3. ADJUSTED FIGURES (1)**

| | Current Quarter | Comparable Quarter | Current Period * | Comparable Period |
|---|---|---|---|---|
| **A)TOTAL SHAREHOLDER' S EQUITY** | 152.314 | 134.596 | 4.919.859 | 4.723.226 |
| **A1. ADJUSTED SHAREHOLDER' S EQUITY** | - | - | - | - |
| **B) ADJUSTED RESULTS** | | | | |
| Net income before tax | - | - | - | - |
| Results after year tax and fees of Members of the Board of Directors | - | - | - | - |
| Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit | - | - | - | - |

(1) In the audited financial statements adjusted figures are presented in accordance with the notes and the remarks of the financial statements.

In the anaudited financial statements, the listed company has to present adjusted income statement figures when the accounting treatment which was applied was not in accordance with the Corporate Law and the generally accepted acounting principles.

* Current period is considered to be the period which starts from the begining of the current year and ends at the end of the current quarter

## 4. WEIGHTED AVERAGE NUMBER OF SHARES

| Current period (T) | Period T-1 | Period T-2 | Period T-3 | Period T-4 |
|---|---|---|---|---|
| 232.000.000 | 232.000.000 | 232.000.000 | 220.000.000 | - |

The weighted average number of shares as formed at the end of EACH financial year.

*The requirements of IAS 33 are applied during the calculation of the weighted average number of shares.*

## 5. ADDITIONAL INFORMATION

1) Report on negative working capital or negative operational cash flows.

| |
|---|
| - |

2) Overdue borrowing obligations or other obligations or obligations nearing maturity for which is estimated that paying off will not be possible.

| |
|---|
| - |

3) Loss of an important customer / supplier* for the period reported in the published financial statements

| |
|---|
| - |

* In case of a commercial company, any possible renewal of contracts with its suppliers must be reported.

4) Remarks upon seasonality or periodicality that might apply on the company's activities ***(concerns periodical financial statements).***

| |
|---|
| - |

5) Reporting of any changes on accounting principles or valuation principles in relation to recent yearly published accounting statements.

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6) Changes of investments' share capital from the last published financial statement
(Title, percantage of investment, accounting value of investment
activity, country of operation ).

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7) Outstanding balance of projects and projection of works that will be performed in the current financial year.
A special notification must take place in case that works already performed but not certified/ invoiced ,
are included in sales. ***(for construction companies** only).*

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8) Diversification of risk factors (credit risk, operational risk, market risk, liquidity risk)
that the issuing company faces, as well as auditing methods and procedures for
observing and dealing with them, with respect to those stated in the most recent
annual report or in previous ones, as well as a clear report in case one of the aforementionned risks
has taken place and its consequences in the company's perspectives

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9) Provisions/Estimations of sales and results for the remaining financial year
with a clear statement of the assumptions on which are based upon. For the submission of the aforementionned data,
the standard of Circular 10 is used (Form A) of the Greek Securities Comission

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10) Material changes of the published finacial data in relation with provisions established by the company
and their rationale.

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